EXHIBIT 6.18

                              CONSULTING AGREEMENT

      This Consulting Agreement (this "Agreement") is entered into as of this 26th day of November, 2002, by and between Tasker Capital Corp., a Nevada corporation (the "Company"), and Boston Financial Partners, Inc. ("Consultant").

      The parties agree as follows:

      1. Consulting Relationship.

            The Company hereby retains the Consultant and Consultant agrees to render to the Company those services described in Section 2 of this Agreement.

      2. Duties; Responsibilities; Authority.

            (a) The Consultant hereby accepts engagement with the Company to provide professional consulting services to the Company, as further described on Schedule A attached hereto, or such other services as shall be agreed in good faith between Consultant and the President of the Company so as to utilize Consultant's capabilities (the "Services"). The Services shall be performed in a first class and professional manner. Consultant will provide any tools, supplies or other resources necessary to perform the Services. Consultant will at all times observe security, safety and other policies of the Company.

            (b) The Consultant shall have no authority to enter into contracts which bind the Company or create obligations on the part of the Company without the express prior written authorization of the Company's President. The Consultant shall have no authority to hire other persons, either as consultants, independent contractors or employees, in such a manner as would in any way cause the Company to incur any liability to such persons without the express prior written authorization of the Company's President.

      3. Compensation; Benefits; Expenses.

            (a) Compensation. In consideration of the Services to be rendered hereunder, including, without limitation, services to any Affiliated Company (defined as any corporation or other business entity or entities that directly or indirectly controls, is controlled by, or is under common control with the Company), Consultant shall be entitled to the compensation described on Schedule
B. There shall be no tax, FICA or other similar withholdings from this payment, and Consultant shall be solely responsible for all social security, tax, disability, and other state, local and federal assessments.

            (b) Benefits. Other than the compensation specified in the above
Section 3(a), Consultant shall not be entitled to any direct or indirect compensation or fringe benefits for services performed hereunder, nor shall any employee of Consultant be eligible to participate in any employee benefit plans provided by the Company or any Affiliated Company to its employees.

      4. Obligation to Return Property.

            (a) Consultant hereby acknowledges and agrees that all personal property, including, without limitation, all books, manuals, records, reports, notes, contracts, lists, blueprints, and other documents, or materials, or copies thereof, Proprietary Information (as defined below), and equipment furnished to or prepared by Consultant in the course of or incident to rendering of Services to the

Company, including, without limitation, records and any other materials pertaining to Invention Ideas (as defined below), belong to the Company. Upon the cessation of Consultant's provision of consulting services to the Company for any or no reason, Consultant shall promptly return to the Company all such materials. Following completion of any and all consulting services to the Company, the Consultant will not retain any written or other tangible material containing any Proprietary Information.

            (b) The representations and warranties contained herein and Consultant's obligations under Sections 4, 5, 6, 7 and 8 shall survive the expiration of this Agreement.

            (c) Consultant undertakes to ensure that its employees comply with all of the requirements and obligations described in Sections 4, 5, 6, 7 and 8, and shall be liable for any breach by any of its employees of such sections.

      5. Proprietary Information.

            (a) Defined. "Proprietary Information" is all information and any idea in whatever form, tangible or intangible, pertaining in any manner to the development, design, marketing, research, distribution and sale of the Company's consummable products in the beverage and oral care and animal breath and alcohol abatement markets, or to its clients, consultants, or business associates, unless: (i) the information is or becomes publicly known through lawful means;
(ii) the information was rightfully in Consultant's possession or part of Consultant's general knowledge prior to the date of this Agreement; or (iii) the information is disclosed to Consultant without confidential or proprietary restrictions by a third party who rightfully possesses the information (without confidential or proprietary restriction) and did not learn of it, directly or indirectly, from the Company.

            (b) General Restrictions on Use. Consultant agrees to hold all Proprietary Information in strict confidence and trust for the sole benefit of the Company and not to, directly or indirectly, disclose, use, copy, publish, summarize, or remove from the Company's premises any Proprietary Information (or remove from the premises any other property of the Company), except to the extent necessary to carry out Consultant's responsibilities under this Agreement.

            (c) Interference with Business; Competitive Activities. Consultant agrees that from and after the date of this Agreement and for a period of one
(1) year after the date on which Consultant no longer provides any consulting services to the Company for any or no reason, Consultant shall not, for itself or any third party, absent the prior written consent of the Company's President, which consent shall not be unreasonably withheld, directly or indirectly (i) divert or attempt to divert from the Company (or any Affiliated Company) any business of any kind in which it is engaged, including, without limitation, the solicitation of or interference with the Company's relationship with any of its suppliers or customers; (ii) employ or solicit for employment, any person employed by the Company, or by any Affiliated Company; or (iii) become employed by, advise, become associated with, or perform consulting services for, any commercial, for-profit enterprise in the United States or anywhere else that the Company offers its products, that is, or as a result of such activities would become, a competitor of the Company in connection with the development, marketing or distribution of consummable products in the beverage and oral care markets and animal breath and alcohol abatement products or any other business engaged in by Company or contemplated as part of the Company's business strategy or that otherwise would create a conflict of interest for Consultant with Consultant's obligations to the Company.

      6. Consultant's Inventions and Ideas.

            (a) Defined. The term "Invention Ideas" means any and all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, copyrights, and all improvements, rights, and claims related to the foregoing that are conceived, developed, or reduced to practice by the Consultant alone or with others solely in the course of providing the consulting services set forth on Schedule A to the Company.

            (b) Disclosure. Consultant agrees to maintain adequate and current written records on the development of all Invention Ideas and to disclose promptly to the Company all Invention Ideas and relevant records, which records will remain the sole property of the Company. Consultant further agrees that all information and records pertaining to any idea, process, trademark, service mark, invention, technology, computer program, original work of authorship, design, formula, discovery, patent, or copyright that Consultant does not believe to be an Invention Idea, but is conceived, developed, or reduced to practice by Consultant (alone or with others) after the date of this Agreement or during the one year period after the date on which the Consultant no longer provides any services to the Company for any or no reason, shall be promptly disclosed to the Company (such disclosure to be received in confidence). The Company shall examine such information to determine if in fact the idea, process, or invention, etc., is an Invention Idea subject to this Agreement.

            (c) Assignment. Consultant agrees to assign to the Company, without further consideration, his entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention Idea, which shall be the sole property of the Company, whether or not patentable. In the event any Invention Idea shall be deemed by the Company to be patentable or otherwise registrable, Consultant shall assist the Company (at Company's expense) in obtaining letters patent or other applicable registrations thereon and shall execute all documents and do all other things (including testifying at the Company's expense) necessary or proper to obtain letters patent or other applicable registrations thereon and to vest the Company, or any Affiliated Company specified by the Company, with full title thereto. Should the Company be unable to secure Consultant's signature on any document necessary to apply for, prosecute, obtain, or enforce any patent, copyright, or other right or protection relating to any Invention Idea, whether due to Consultant's mental or physical incapacity or any other cause, Consultant hereby irrevocably designates and appoints Company and each of its duly authorized officers and agents as Consultant's agent and attorney in fact, to act for and in Consultant's behalf and stead and to execute and file any such document, and to do all other lawfully permitted acts to further the prosecution, issuance, and enforcement of patents, copyrights, or other rights or protections with the same force and effect as if executed and delivered by Consultant.

            (d) Exclusions. Consultant acknowledges that there are no ideas, processes, trademarks, service marks, technology, computer programs, original works of authorship, designs, formulas, inventions, discoveries, patents, copyrights, or improvements to the foregoing that it desires to exclude from the operation of this Agreement. To the best of Consultant's knowledge, there is no existing contract in conflict with this Agreement or any other contract to assign ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, or copyrights that is now in existence between Consultant and any other person or entity.

            (e) Post-Performance Period. Because of the difficulty of establishing when any idea, process, invention, etc., is first conceived or developed by Consultant, or whether it results from access to Proprietary Information or the Company's equipment, facilities, and data, Consultant agrees that any idea, process, trademark, service mark, technology, computer program, original work of authorship, design, formula, invention, discovery, patent, copyright, or any improvement, rights, or claims having a direct bearing or relevance to the Company's assets or operations shall be presumed to be an Invention Idea if it is conceived, developed, used, sold, exploited, or reduced to practice by Consultant or with the aid of Consultant within six (6) months after the date on which the Consultant no longer provides any consulting services to the Company. Consultant can rebut the above presumption if it proves that the invention, idea, process, etc., (i) was first conceived or developed after the date on which Consultant no longer provides any consulting services to the Company for any reason or no reason, (ii) was conceived or developed entirely on Consultant's own time without using the Company's equipment, supplies, facilities, or Proprietary Information; and (iii) did not result from any work performed by Consultant for the Company.

      7. Consultant Representations and Warranties.

            Consultant acknowledges that the Company does not want to receive or be provided access to information which is confidential or in any way proprietary to any other party or the receipt of which may result in the imposition of any obligation or liability upon the Company. Accordingly, Consultant represents and warrants that: (i) Consultant has the full and unrestricted right to enter into this Agreement, render the Services contemplated hereunder, and provide to the Company the Services; (ii) Consultant's entering into this Agreement and rendering the Services contemplated hereunder and complying with his obligations hereunder, does and will not violate any applicable law, rule or regulation, or breach or conflict with any contractual or other obligation of Consultant to any other party; and
(iii) all Services when delivered will be the original work of Consultant or in the public domain, will be free and clear of any and all restrictions, and will not infringe Intellectual Property (as defined below) rights of any other party. "Intellectual Property" means all rights of every nature relating to intellectual property, including without limitation (i) all United States and foreign patents and patent applications now or hereafter filed (including continuations, continuations-in-part, divisionals, reissues, reexaminations and foreign counterparts thereof), and all rights with respect thereto; (ii) all Trade Secrets; and (iii) all copyrights and renewals thereof and other rights relating to literary or artistic works and data compilations (including without limitation author's and moral rights and rights of publicity and privacy).

      8. Infringement.

            If a claim is made or an action brought alleging that any Services infringe a United States patent or any copyright or trade secret, Consultant will indemnify the Company and hold it harmless against such claim or action and resulting costs, damages and attorneys fees finally awarded or agreed to in settlement, provided that (i) the Company promptly notifies Consultant in writing of the claim, and (ii) Consultant has sole control of the defense and all related settlement negotiations, except that the Company may be represented by separate counsel at its own expense. Consultant's obligations under this Section are conditioned on the Company's agreement that if any Services, or the use or operation thereof, becomes, or in Consultant's opinion is likely to become, the subject of such a claim, Consultant may at its expense either procure the right for the Company to continue using the Services or, at its option, replace or modify the same so that it becomes non-infringing (provided such replacement or modification does not materially adversely affect the Company's intended use of the Services as contemplated hereunder). Consultant shall have no liability for any claim based upon (a) the combination, operation or use of any Services with equipment, software or data not supplied or expressly approved in writing by Consultant if such claim would have been avoided by use of other equipment, software or data, or (b) a modification of any Services that is not done or expressly authorized in writing by Consultant. THE FOREGOING STATES THE SOLE REMEDY OF THE COMPANY AND THE ENTIRE OBLIGATION OF CONSULTANT WITH RESPECT TO BREACH OF THE FOREGOING WARRANTIES OR OTHERWISE WITH RESPECT TO INFRINGEMENT.

      9. Independent Contractor Relationship.

            (a) Nature of Relationship. In performing services to the Company pursuant to this Agreement, Consultant's relationship with the Company will be that of an independent contractor and nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship. Consultant acknowledges and agrees that neither Consultant nor any person associated with Consultant shall be entitled to receive or otherwise participate in any employee benefits of any nature which the Company provides or makes available to any of its employees.

            (b) Taxes and Records. Consultant agrees that it will be solely responsible for, and will file and pay on a timely basis, all withholding required by federal, state or local law with respect to Consultant's performance of the Services.

      10. No Conflict of Interest.

            Consultant agrees, absent the prior written consent of the Company's President, which consent shall not be unreasonably withheld, during the term of this Agreement not to accept work or enter into a contract or accept an obligation, inconsistent or incompatible providing the consulting services set forth on Schedule A to the Company. Consultant warrants that to the best of Consultant's knowledge, there is no other contract or duty now in existence inconsistent with this Agreement. Consultant further agrees not to disclose to the Company, or bring onto the Company's premises, or induce the Company to use any confidential information that belongs to anyone other than the Company or Consultant. Consultant agrees to indemnify the Company from any and all loss or liability incurred by reason of the alleged breach by Consultant of any confidentiality or services agreement with anyone other than the Company.

      11. Assignment; Successors and Assigns.

            Consultant shall not, absent the prior written consent of the Company's President, which consent shall not be unreasonably withheld, assign, sell, transfer, delegate or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any rights or obligations under this Agreement, nor shall Consultant's rights be subject to encumbrance or the claims of creditors. Any purported assignment, transfer, or delegation by Consultant shall be null and void.

      12. Notices.

            All notices or other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand or mailed, postage prepaid, by certified or registered mail, return receipt requested, and addressed to the Company at is principal executive office, and to the Consultant at Consultant's address shown on the signature page hereof. Notice of change of address shall be effective only when done in accordance with this section.

      13. Entire Agreement.

            The terms of this Agreement are intended by the parties to be the full and final expression of their agreement with respect to the retention of Consultant by the Company and may not be contradicted by evidence of any prior or contemporaneous agreement. The parties further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding involving this

Agreement. This Agreement fully supersedes any prior oral or written consulting or other agreements between the Consultant and the Company.

      14. Amendments.

            This Agreement may not be modified or amended, except by an instrument in writing, signed by the Consultant and by a duly authorized representative of the Company.

      15. Severability; Enforcement.

            If any provision of this Agreement shall be held to be invalid, unenforceable, or void, the remainder of this Agreement shall remain in full force and effect. It is the intention of the parties that the non-competition covenant contained in Section 5 shall be enforced to the greatest extent (but to no greater extent) in time, area, and degree of participation as is permitted by the law of that jurisdiction whose law is found to be applicable to any acts allegedly in breach of these covenants.

      16. Governing Law.

            This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts, without regard to conflicts of law principles.

      17. Consultant Acknowledgment.

            Consultant acknowledges (i) that he has consulted with or has had the opportunity to consult with independent counsel of his own choice concerning this Agreement and has been advised to do so by the Company, and (ii) that it has read and understands the Agreement, is fully aware of its legal effect, and has entered into it freely based on his own judgment and not in reliance upon any representation or promises made by the Company other than those contained in writing herein.

      18. Remedies.

            (a) Injunctive Relief. The parties agree that in the event of any breach or threatened breach of any of the covenants in Sections 5 and 6, the damage or imminent damage to the value and the goodwill of the Company's business will be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Accordingly, the parties agree that the Company shall be entitled to injunctive relief without bond against Consultant in the event of any breach or threatened breach of any such provisions by Consultant, in addition to any other relief (including damages) available to the Company under this Agreement or under law.

            (b) Enforcement. In the event of any legal action required to enforce or defend this Agreement, the prevailing party shall be entitled to an award of attorneys' fees and legal costs, in addition to other relief.

The parties have duly executed this Agreement as of the date first written above.

TASKER CAPITAL CORP.                       BOSTON FINANCIAL PARTNERS, INC.


By:__________________________________      By:__________________________________
   Name:                                      Name:
   Title:                                     Title:
                                              Address:

                                   Schedule A

                                    Services

            Advise Company with respect to domestic and global strategic planning in connection with the marketing and sale of the Company's consummable products in the beverage and oral care and animal breath and alcohol abatement markets.

                                   Schedule B

                                  Compensation

1. Company will issue to Consultant a warrant to purchase 500,000 shares of Company's common stock, $.001 par value per share (the "Common Stock"), at an exercise price of $.25 per share, exercisable for a period of five years from the date of execution of this Agreement.